Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

January 29, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Bradley Ecker
Jay Ingram
SiSi Cheng
Andrew Blume

Re: Amer Sports, Inc.

Registration Statement on Form F-1

Filed January 4, 2024, as amended

File No. 333-276370

Acceleration Request

Requested Date: January 31, 2024

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the representatives of the several underwriters (the “Representatives”), hereby join in the request of Amer Sports, Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time, on January 31, 2024, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Davis Polk & Wardwell LLP, may request by telephone to the staff of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act, we, as the Representatives, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned Representatives, hereby represent that we are in compliance and will comply, and have been informed by the other participating underwriters that they are in compliance and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the offering pursuant to the above-referenced Registration Statement and Preliminary Prospectus.

[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC
BofA Securities, Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC,

As Representatives of the several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Timothy Carson
Name: Timothy Carson
Title: Managing Director

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Ratnabali Majumdar
Name: Ratnabali Majumdar
Title: Vice President

MORGAN STANLEY & CO. LLC

By:	/s/ Josh Kamboj
Name: Josh Kamboj
Title: Executive Director, Global Capital Markets

[Signature Page to Underwriters’ Acceleration Request Letter]